Exhibit 99.1

Trimble Navigation 935 Stewart Drive Sunnyvale, CA 94085 +1 408.481.8000 +1 408.481.8488 fax
NEWS RELEASE

Börje Ekholm and Kaigham Gabriel to Stand for Election to Trimble’s Board of Directors

John Goodrich to Retire from Trimble’s Board after Serving 33 Years

SUNNYVALE, Calif., March 25, 2015—Trimble (NASDAQ: TRMB) announced today that Börje Ekholm and Kaigham Gabriel have agreed to stand for election to serve on its Board of Directors. The election will be held at Trimble’s Annual Shareholders Meeting on May 7, 2015.

Börje Ekholm

Börje Ekholm has been president and chief executive officer, as well as a board member, of Investor AB since September 2005 and has announced that he will be stepping down from these positions in May 2015. Ekholm joined Investor AB in 1992 as an associate in the company’s corporate finance department. From 1995 to 1997, he founded and managed Novare Kapital, an early stage venture capital company owned by Investor AB. From 1997 until August 2005, he was responsible for new investment activities within Investor AB and was a member of Investor AB’s Management Group. Ekholm is chairman of the board of Nasdaq OMX and the KTH Royal Institute of Technology. Other board assignments include Telefonaktiebolaget LM Ericsson and Choate Rosemary Hall. Ekholm has a Master of Business Administration from INSEAD, France. He also holds a Master of Science in Electrical Engineering from the Royal Institute of Technology in Stockholm.

Kaigham Gabriel

Ken Gabriel is the president and chief executive officer of The Charles Stark Draper Laboratory, an independent not-for-profit research institution that develops innovative technology solutions in the fields of national security, space, biomedical systems and energy. He has held that position since October 2014. Prior to that, Dr. Gabriel served as deputy director of the Advanced Technology and Projects (ATAP) group at Google from 2012 to 2014 and as corporate vice president at Google/Motorola Mobility. From 2009 to 2012, he was the deputy director, and then acting director, of the Defense Advanced Research Projects Agency (DARPA) in the Department of Defense. Between 2002 and 2009, Dr. Gabriel was the co-founder, chairman and chief technology officer of Akustica, a fabless semiconductor company that commercialized Micro Electro Mechanical Systems audio devices and sensors. Dr. Gabriel holds SM and ScD degrees in Electrical Engineering and Computer Science from the Massachusetts Institute of Technology.

John Goodrich

Trimble also announced that John B. Goodrich will retire from its Board of Directors at the end of his term, which concludes on May 7, 2015, at the Company’s Annual Shareholders Meeting. He has served on Trimble’s Board since 1981. He retired in 2002 from the law firm of Wilson Sonsini Goodrich and Rosati where he practiced corporate, federal tax, securities and intellectual property law for 31 years. Since 2002, Goodrich has served on several corporate boards and worked as a business consultant, rancher and investor. From 2004 to 2009, he also served as the chief executive officer of MaxSP Corporation, an information technology services company. He currently serves on the board of directors of the Fogarty Institute for Innovation and is active as a private investor. He owns and operates the Tonini Farm and Cattle Company in San Luis Obispo, has operated the Checkerboard Cattle Company in Montana and has advised beef marketing companies in the Northwest. He received a B.A. degree from Stanford University in 1963, a J.D. from the University of Southern California in 1966, and an L.L.M. in Taxation from New York University in 1970.

“We are pleased that Börje and Ken have agreed to stand for election to Trimble’s Board of Directors,” said Steven W. Berglund, president and CEO of Trimble. “They bring significant incremental competency to the Board with diverse experiences in technology, international markets, and a wide range of industries. Their anticipated contributions will provide the foundation for the next stage of growth. At the same time we will miss the contribution of John Goodrich as he retires from the Board after 33 years. He has been a source of continuity and contributions during the evolution of Trimble from a start-up to a multi-billion dollar company. We are grateful for his many contributions.”

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About Trimble

Trimble applies technology to make field and mobile workers in businesses and government significantly more productive. Solutions are focused on applications requiring position or location—including surveying, construction, agriculture, fleet and asset management, public safety and mapping. In addition to utilizing positioning technologies, such as GPS, lasers and optics, Trimble solutions may include software content specific to the needs of the user. Wireless technologies are utilized to deliver the solution to the user and to ensure a tight coupling of the field and the back office. Founded in 1978, Trimble is headquartered in Sunnyvale, Calif.

For more information, visit: www.trimble.com.

FTRMB

Contact:

Lea Ann McNabb

Media

+1 408-481-7808

leaann_mcnabb@trimble.com